



Filed by Peoples Bancorp Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Premier Financial Bancorp, Inc.
Commission File No. 000-16772

P.O. BOX 738
MARIETTA, OHIO 45750
www.peoplesbancorp.com

2883 FIFTH AVENUE
HUNTINGTON, WEST VIRGINIA-25702
www.premierbankinc.com

NEWS RELEASE

FOR IMMEDIATE RELEASE

March 29, 2021

Contacts:

Chuck W. Sulerzyski
President and Chief
Peoples Bancorp Inc.
(740) 374-6163

Robert W. Walker
President and Chief
Premier Financial Bancorp,
(304) 525-1600

PEOPLES BANCORP INC. AND PREMIER FINANCIAL BANCORP, INC. ANNOUNCE DEFINITIVE MERGER AGREEMENT

MARIETTA, Ohio, and HUNTINGTON, West Virginia - Peoples Bancorp Inc. (“Peoples”) (NASDAQ: PEBO) and Premier Financial Bancorp, Inc. (“Premier”) (NASDAQ: PFBI), jointly announced today the signing of a definitive agreement and plan of merger (“Merger Agreement”) pursuant to which Peoples will acquire, in an all-stock merger, Premier, a bank holding company headquartered in Huntington, West Virginia, and the parent company of Premier Bank, Inc. (“Premier Bank”) and Citizens Deposit Bank & Trust, Inc. (“Citizens”). Under the terms of the Merger Agreement, Premier will merge with and into Peoples (the “Merger”), and Premier Bank and Citizens will subsequently merge with and into Peoples’ wholly owned subsidiary, Peoples Bank, in a transaction valued at approximately $292.3 million.

Upon completion of the Merger, the combined company will have approximately $6.7 billion in total assets, $4.6 billion in total loans and $5.5 billion in total deposits with 136 locations in Ohio, West Virginia, Kentucky, Maryland, Virginia and Washington, D.C.

Premier, through its two community bank subsidiaries, operates 48 branches in thirty-eight communities spanning across five-states, plus Washington D.C. As of December 31, 2020, Premier had, on a consolidated basis, $1.9 billion in total assets, which included $1.2 billion in total net loans, and $1.6 billion in total deposits.

"We are excited about our partnership with Premier and the addition of significant scale to enhance our ability to drive future growth and improved profitability.   Premier's strong core franchise provides a natural extension of our existing markets, as well as entry into attractive markets within Virginia, Maryland and Washington, D.C." said Chuck Sulerzyski, President and Chief Executive Officer of Peoples. "Over the years, we have successfully expanded our West Virginia and Kentucky footprint. We are proud to have been recognized in 2020 as the number one bank in West Virginia as part of Forbes' annual list of America's Best-In-State Banks and Credit Unions. We also were voted as The Best in the Tri-State by readers of the Herald Dispatch (Huntington, WV). We look forward to welcoming Premier shareholders, employees and customers to become part of our team, and we are ecstatic to offer additional locations to new and existing Peoples Bank clients."

Bob Walker, President and Chief Executive Officer of Premier commented, "We are excited to have the opportunity to join forces with one of the strongest banks in the region. Our customers, employees and shareholders will benefit from Peoples' history of profitable growth and expertise in successfully executing acquisitions. We are also excited about Peoples' expansive suite of products, which will provide us the ability to deliver new products and services, including insurance and investment products, to our valued customers in the communities we serve. Peoples' community banking model, culture and commitment to high-quality customer service makes Peoples' an excellent choice for Premier."

According to the terms of the Merger Agreement, which has been unanimously approved by the Boards of Directors of both companies, shareholders of Premier will receive 0.58 shares of Peoples common stock for each share of Premier common stock, and the Merger is expected to qualify as a tax-free reorganization for Premier shareholders. Based on Peoples' 20-day volume weighted average closing price of $33.95 per share as of March 26, 2021, the aggregate deal value is approximately $292.3 million, or $19.69 per share. The transaction is expected to be immediately accretive to Peoples' estimated earnings before one-time costs, with a tangible book value earn back of approximately 2.6 years, and an internal rate of return in excess of 20%.

The acquisition is expected to close during the third quarter of 2021, subject to the satisfaction of customary closing conditions, including regulatory approvals and the approval of the shareholders of Peoples and Premier. At that time, Premier's offices will become branches of Peoples Bank.

Peoples was advised by Raymond James & Associates, Inc. and the law firm of Dinsmore & Shohl LLP. Premier was advised by Piper Sandler Companies and the law firm of Jackson Kelly PLLC.

Conference Call

Also today, Peoples announced that it intends to conduct a facilitated conference call with analysts, media and other individual investors at 11:00 a.m. Eastern Time on March 29, 2021. The conference call will consist of prepared commentary from Mr. Sulerzyski and Katie Bailey, Chief Financial Officer and Treasurer, regarding the planned acquisition followed by a question and answer period. The dial-in number for this call will be 866-890-9285. A simultaneous webcast of the conference call audio (listen-only mode) and archived replay will be accessible online via the "Investor Relations" section of Peoples' website. The audio replay will be available for one year. Individuals wishing to participate in the live conference call are encouraged to call or sign in at least 15 minutes prior to the scheduled start time.

<u>Important Information for Investors and Shareholders</u>:
This news release does not constitute an offer to sell or the solicitation of an offer to buy securities of Peoples. Peoples will file a registration statement on Form S-4 and other documents regarding the proposed transaction referenced in this news release with the Securities and Exchange Commission ("SEC") to register the shares of Peoples common stock to be issued to the shareholders of Premier. The registration statement will include a joint proxy statement/prospectus, which will be sent to the shareholders of both Peoples and Premier in advance of their respective special meetings of shareholders to be held to consider the proposed merger. Investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents to be filed with the SEC in connection with the proposed transaction because they contain important information about Peoples, Premier and the proposed transaction. Investors and security holders may obtain a free copy of these documents (when available) through the website maintained by the SEC at www.sec.gov. These documents may also be obtained, without charge, by directing a request to Peoples Bancorp Inc., 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750, Attn.: Investor Relations.

Peoples and Premier and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Premier in connection with the proposed merger. Information about the directors and executive officers of Peoples is set forth in the proxy statement for Peoples' 2021 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 9, 2021. Information about the directors and executive officers of Premier will be set forth in the proxy statement for Premier's 2021 annual meeting of shareholders, which will be filed with the SEC on a Schedule 14A during the second quarter of 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

<u>About Peoples Bancorp Inc.:</u>

Peoples is a diversified financial services holding company and makes available a complete line of banking, trust and investment, insurance and premium financing solutions through its subsidiaries. Headquartered in Marietta, Ohio, since 1902, Peoples has established a heritage of financial stability, growth and community impact. Peoples had $4.8 billion in total assets as of December 31, 2020, and 88 locations, including 76 full-service bank branches in Ohio, Kentucky and West Virginia. Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Learn more about Peoples at www.peoplesbancorp.com.

<u>About Premier Financial Bancorp, Inc.:</u>

Premier is a financial services holding company headquartered in Huntington, West Virginia. It operates two community bank subsidiaries, Premier Bank, Inc. and Citizens Deposit Bank and Trust, Inc. As of December 31, 2020, Premier had $1.9 billion in total consolidated assets. Premier operates in thirty-eight communities within the states of West Virginia, Virginia, Ohio, Maryland and Kentucky plus the cities of Washington, DC and Richmond, Virginia, to provide their customers with a full range of banking services.

<u>Safe Harbor Statement:</u>

Statements made in this news release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These statements are subject to certain risks and uncertainties including, but not limited to, the successful completion and integration of the transaction contemplated in this release, which includes the retention of

the acquired customer relationships, adverse changes in economic conditions, the impact of competitive products and pricing and the other risks set forth in the Company's filings with the SEC. As a result, actual results may differ materially from the forward-looking statements in this news release. These factors are not necessarily all of the factors that could cause Peoples or the combined company's actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Peoples or the combined company's results

Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. The Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. If Peoples updates one or more forward-looking statements, no inference should be drawn that Peoples will make additional updates with respect to those or other forward-looking statements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

END OF RELEASE